Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Net income from continuing operations	$1,051	$992	$868	$922	$925
Preferred stock dividend	11	11	11	11	11
(Income) or loss from equity investees	—	2	(1)	(1)	(7)
Minority interest loss	—	—	—	—	—
Income tax	600	548	440	524	437

Pre-tax income from continuing operations	$1,662	$1,553	$1,318	$1,456	$1,366
Add: Fixed charges*	642	660	660	592	567
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	19	19	18	18	18

Earnings	$2,285	$2,194	$1,960	$2,030	$1,915

* Fixed charges
Interest on long-term debt	$562	$580	$574	$504	$453
Amortization of debt discount, premium and expense	20	17	16	15	17
Interest capitalized	—	—	—	—	—
Other interest	18	21	30	33	57
Interest component of rentals	23	23	22	22	22
Pre-tax preferred stock dividend requirement	19	19	18	18	18

Fixed charges	$642	$660	$660	$592	$567

Ratio of Earnings to Fixed Charges	3.6	3.3	3.0	3.4	3.4